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                              January 29, 2021

       Brenton L. Saunders
       Chairman of the Board of Directors
       Vesper Healthcare Acquisition Corp.
       1819 West Avenue
       Bay 2
       Miami Beach, FL 33139

                                                        Re: Vesper Healthcare
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed December 31,
2020
                                                            File No. 001-39565

       Dear Mr. Saunders:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Summary Term Sheet, page 1

   1.                                                   Please quantify
HydraFacial's net indebtedness as of a recent date. Please also quantify the amount of cash
consideration and shares of Class A stock that will be issued in the business combination.
       Consideration to the HydraFacial Stockholders in the Business Combination, page 27

   2. Please clarify the Secondary Proceeds line item in table summarizing the estimated sources and uses for
funding the business combination.
       Reasons for the Approval of the Business Combination, page 37

   3. Please expand the disclosure to describe the basis for strong growth prospects and clarify
 Brenton L. Saunders
FirstName  LastNameBrenton
                  AcquisitionL.Corp.
                                Saunders
Vesper Healthcare
Comapany
January 29,NameVesper
            2021       Healthcare Acquisition Corp.
January
Page 2 29, 2021 Page 2
FirstName LastName
         whether your growth prospects refer to growth over and above recovery from COVID-19 pandemic impacts given the declining revenue in the nine month period ended September
         30, 2020, compared to the prior year period.
Risk Factors, page 42

4. Please include a risk regarding HydraFacial's history of net losses and that there is substantial doubt about its ability to continue as a going concern. Please describe the going concern opinion and how it impacts HydraFacial's business operations.
Unaudited Pro Forma Condensed Combined Financial Information, page 111

5. We note that the Company will pay approximately $665 million to HydraFacial preferred and common stock shareholders, and for the repayment of their indebtedness and related
         PIK interest, under a no redemptions scenario. Please provide us your analysis of ASC
         805-10-55-11, under a no redemptions scenario. As part of your analysis, describe how you evaluated the proportion of the transferred cash versus exchanged equity interests under a no redemptions scenario in your application of ASC 805-10-55-11 and 55-12.
6. Please provide us a full analysis of the pertinent facts and circumstances, under a no redemptions scenario, related to the determination of acquirer under ASC 805-10-55-12.
Background of the Business Combination, page 145

7. Please disclose the date that the initial public offering for the Company closed.
8. To the extent material, please expand the third paragraph in this section to describe all contacts with various parties during the evaluation by the Company of potential business combinations. Please disclose the number of companies that were contacted and the analysis and evaluation that was conducted with respect to each potential acquisition opportunity. Please describe in more detail how the potential acquisition opportunities were identified and the reasons for selecting HydraFacial as opposed to the alternatives transactions considered.
9. Please disclose who initiated the discussion on October 3, 2020 between Brenton L.
         Saunders and Brian Miller of Linden Capital Partners. Please also clarify the relationship between Linden Capital Partners and HydraFacial.
10. Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

                the material terms for any proposals and subsequent proposals and counter offers;
                valuations; and
 Brenton L. Saunders
Vesper Healthcare Acquisition Corp.
January 29, 2021
Page 3
                at what point other strategic alternatives were eliminated from consideration.
The Company   s Board of Directors    Reasons for the Approval of the Business
Combination,
page 150

11. Please describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination. If there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure. Please also include a description of the intrinsic valuation and other financial analyses prepared by the
         Company's financial advisors.
Proposal No. 3, page 167

12. Please revise to state specifically whether you have any plans, proposals or arrangements, written or oral, to issue any of the additional authorized shares of Class A stock that would be available as a result of the proposed increase in the number of authorized shares. If there are any such plans, please describe them.
Company Overview, page 192

13. We note the statement with regard to the internally generated NPS score for your company and that the score you generated is much higher than the NPS scores for other skin care regimens. Please disclose whether the other regimens referenced are similar to your products and whether the NPS scores for such regimens were generated by you or
         HydraFacial, the other party being rated, an independent third party, or another party on your behalf.
HydraFacial   s History, page 195

14. Please identify the private equity firms that acquired HydraFacial in December 2016.
Trademarks, Patents and Domain Names, page 200

15.      With respect to material patents, please describe the scope of your most
         significant patents and when they will expire. If you do not believe you hold any material patents, please revise your disclosure accordingly.
HydraFacial's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Comparison  of the Fiscal Years
FirstName LastNameBrenton    L.Ended December 31, 2019 and 2018, page 211
                                Saunders
Comapany
16.        NameVesper
       Please describe in Healthcare Acquisition
                          further detail           Corp.
                                         the reasons underlying the increase in
sales of delivery
Januarysystems.
        29, 2021Refer
                 Page to
                       3 Item 303 of Regulation S-K.
FirstName LastName
 Brenton L. Saunders
FirstName  LastNameBrenton
                  AcquisitionL.Corp.
                                Saunders
Vesper Healthcare
Comapany
January 29,NameVesper
            2021       Healthcare Acquisition Corp.
January
Page 4 29, 2021 Page 4
FirstName LastName
Description of Securities, page 231

17. We note that your forum selection provision identifies a state court located within the
         State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum
         for certain litigation, including any    derivative action.    Please
disclose whether this
         provision applies to actions arising under the Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. To the extent the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Exchange Act.
Beneficial Ownership of Securities, page 247

18. Please revise the beneficial ownership table to identify the natural persons who are the ultimate beneficial owners of the shares held by LCP Edge Holdco, LLC. See Rule 13d-3 under the Securities Exchange Act of 1934.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      DongJu Song